UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Allied Waste Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

019589308

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,685,315 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,685,315 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,685,315 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 883,180 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 883,180 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,180 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo (UK) Partners III. L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 515,943 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 515,943 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,943 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF III/AWI/RR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,614 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,614 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,614 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,034,438 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,034,438 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,034,438 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,047,052 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,047,052 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,052 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,644,540 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,644,540 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,644,540 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 871,206 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 871,206 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,206 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo/AW LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,202,099 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,202,099 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,202,099 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,515,746 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,515,746 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,515,746 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,717,845 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,717,845 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,717,845 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 5 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on April 15, 1997, as amended and supplemented by Amendment No. 1 thereto filed on March 7, 1999, as amended and supplemented by Amendment No. 2 thereto filed on July 30, 1999, as amended and supplemented by Amendment 3 thereto filed on August 6, 2003, as amended and supplemented by Amendment No. 4 thereto filed on December 18, 2003 by (i) Apollo Investment Fund III, L.P. (“AIF III”), (ii) Apollo Overseas Partners III, L.P. (“Overseas III”), (iii) Apollo (UK) Partners III, L.P. (“Apollo UK”), (iv) Apollo Advisors II, L.P. (“Advisors II”), (v) Apollo Management, L.P. (“Management”), (vi) Apollo Investment Fund IV, L.P. (“AIF IV”), (vii) Apollo Overseas Partners IV, L.P. (“Overseas IV”), (viii) Apollo Advisors IV, L.P. (“Advisors IV”), (ix) Apollo Management IV, L.P. (“Management IV”), and (x) Apollo/AW LLC (“Apollo/AW”, and together with AIF III, Overseas III, Apollo UK, AIF IV and Overseas IV, the “Apollo Funds”) with respect to the common stock, par value $.01 per share (the “Common Stock”), of Allied Waste Industries, Inc. (“Allied Waste” or the “Company”).  The Apollo Funds, AIF III/AWI/RR LLC (“AIF/AWI”), Advisors II, Management, Advisors IV and Management IV are referred to collectively as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on April 15, 1997.

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.    Security and Issuer

Item 2.    Identity and Background

Item 3.    Source and Amount of Funds or Other Consideration

Item 4.    Purpose of Transaction

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On November 22, 2006, the Apollo Funds and AFI/AWI sold an aggregate of 33,000,000 shares of Common Stock pursuant to an underwritten offering as discussed in the Prospectus Supplement (File No. 333-135092), filed by the Company with the Securities and Exchange Commission on November 20, 2006, to the Prospectus dated June 16, 2006.  Following such sale, the Apollo Funds and AFI/AWI continue to hold an aggregate of 32,764,897 shares of Common Stock, which represents approximately 8.9% of the outstanding Common Stock of the Company.

Advisors II may be considered to beneficially own the shares of Common Stock held by AIF III, Overseas III and Apollo UK.  Management may be considered to beneficially own the shares of Common Stock held by AIF III, Overseas III and Apollo UK, and by AIF/AWI, which acquired the shares it holds in December 1997 from AIF III, Overseas III and Apollo UK.  Advisors IV may be considered to beneficially own the shares of Common Stock held by AIF IV and Overseas IV, and Management IV may be considered to beneficially own the shares of Common Stock held by AIF IV, Overseas IV and Apollo/AW.

(a)           See the information contained on the cover pages of this Amendment No. 5 to Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by the

Reporting Persons is based on 367,993,687 outstanding shares of Common Stock of the Company, as reported in the Company’s Report on Form 10-Q filed with the SEC on November 3, 2006.

(b)           See the information contained on the cover pages of this Amendment No. 5 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 5 to Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On November 16, 2006, the Apollo Funds and AIF/AWI entered into an underwriting agreement with UBS Securities LLC (the “Underwriter”) and the Company for the sale by the Apollo Funds and AIF/AWI of an aggregate of 33,000,000 shares of Common Stock (the “Underwriting Agreement”).  Closing of the sale occurred on November 22, 2006.  The Apollo Funds and AIF/AWI also agreed to enter into customary lock-up agreements with the Underwriter in connection with the Underwriting Agreement, whereby they each agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 60 days from November 20, 2006. See the Form of Underwriting Agreement which is filed as Exhibit 1 to this Amendment No. 5 to the Schedule 13D and is incorporated herein by reference, as provided in Item 7 herein.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:                                                Underwriting Agreement dated as of November 16, 2006 by and among the Company, the Reporting Persons, and UBS Securities, LLC. (incorporated herein by reference to Exhibit 1.1 to the Company’s 8-K Current Report filed with the Securities and Exchange Commission on November 22, 2006 (File No. 001-14705)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	November 22, 2006	APOLLO INVESTMENT FUND III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO OVERSEAS PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO (UK) PARTNERS III, L.P.

		By:	APOLLO ADVISORS II, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	AIF III/AWI/RR, LLC

		By:	APOLLO MANAGEMENT, L.P.
Its Manager

			By:	AIF III MANAGEMENT, L.P.,
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO ADVISORS II, L.P.

		By:	APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO MANAGEMENT, L.P.

		By:	AIF III MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO/AW LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 22, 2006	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President